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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 11-K



[x]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the Fiscal Year Ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________ Commission file number
_______



A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                  Genesis Health Ventures, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Genesis Health Ventures, Inc.

                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350


Genesis Health Ventures, Inc. Retirement Plan Financial Statements, Supplemental Schedule and Exhibits As of December 31, 1999 and 1998 and For the Year Ended December 31, 1999


The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.



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                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)



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                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN


                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits,
    December 31, 1999 and 1998                                                 2

Statement of Changes in Net Assets Available for Plan Benefits,
    Year ended December 31, 1999                                               3

Notes to Financial Statements                                                  4


Schedule:

1  Schedule of Assets Held for Investment Purposes,
       December 31, 1999                                                       9





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                          Independent Auditors' Report


The Pension Committee and the Participants
Genesis Health Ventures, Inc. Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for plan benefits of the Genesis Health Ventures, Inc. Retirement Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP


July 7, 2000



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                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                         1999            1998
                                                      ---------       ----------

Assets:

   Investments                                      $176,682,368      93,398,450
   Employer matching receivable                        6,425,115       4,184,394
   Employee contribution receivable                    1,612,608         772,364
   Loans to participants                               4,366,347         155,512
   Cash                                                  200,820              --
                                                     -----------      ----------

            Total assets                             189,287,258      98,510,720
                                                     -----------      ----------

Liabilities:
   Due to administrator                                   84,228          30,407
                                                     -----------      ----------

            Total liabilities                             84,228          30,407
                                                     -----------      ----------

Net assets available for plan benefits              $189,203,030      98,480,313
                                                     ===========      ==========

See accompanying notes to financial statements.



                                                                               2


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                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1999




Additions:
    Contributions:
       Employees                                                  $ 20,412,301
       Employer                                                      6,655,847
       Rollovers                                                       575,088
    Net appreciation in fair value
       of investments                                               39,866,053
    Transfers from the Vitalink Plan                                33,902,768
                                                                  ------------

            Total additions                                        101,412,057
                                                                  ------------

Deductions:
    Administrative expenses                                           (237,324)
    Distributions, forfeitures and other                           (10,452,016)
                                                                  ------------

            Total deductions                                       (10,689,340)
                                                                  ------------

            Net increase                                            90,722,717

Net assets:
    Beginning of year                                               98,480,313
                                                                  ------------

    End of year                                                  $ 189,203,030
                                                                  ============

See accompanying notes to financial statements.


                                                                              3

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                         Genesis Health Ventures, Inc.
                                Retirement Plan

                         Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    Description of the Plan

       The following description of Genesis Health Ventures, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is for the benefit of all employees who complete 12 consecutive months during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on January 1, 1989, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

              In October 1999 the Vitalink Pharmacy Services, Inc. Retirement Savings and Investment Plan (the Vitalink Plan) was merged into the Plan as a result of an acquisition made by Genesis Health Ventures, Inc. (the Company or the Plan Sponsor). Total assets transferred from the Vitalink Plan were $33,902,768.

       (b)    Contributions

              Eligible employees may make a voluntary, tax-deferred annual contribution of up to $10,000 to the Plan for the years ended December 31, 1999 and 1998. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. Each plan year, the Board of Directors of the Company may fix the proportionate contribution at any level, and intends to announce the level of such contributions in advance of each plan year. During the years ended December 31, 1999 and 1998, the Company contributed amounts on behalf of each participant as follows:

                      For one to six years of service - 50% of the individual's contribution, limited to 1% of the employee's annual salary.

                      For seven to ten years of service - 75% of the individual's contribution, limited to 3% of the employee's annual salary.

                      For ten or more years of service - 100% of the individual's contribution, limited to 4% of the employee's annual salary.

              The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is discretionary by the Company's Board of Directors. The Company did not elect to make any profit-sharing contributions for the years ended December 31, 1999 and 1998.

                                                                              4





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                          Genesis Health Ventures, Inc.
                                 Retirement Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998



              In order for a participant to share in the employer's matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an "active participant":

                      a)   Remained employed on the last day of the plan year;
                      b)   Retired;
                      c)   Died; or
                      d)   Became disabled.

              In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

       (c)    Participant Accounts

              Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participant's vested interest in their account under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

                                                                Vested
                             Years of service                 percentage
                             ----------------                 ----------

                 Fewer than five years                           None
                 Five years or more                              100%
                 Attainment of age 65, regardless of service 100% Death or disability while in the employ
                      of the Company                             100%


              The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

       (d)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and their designated beneficiary.

       (e)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.


                                                                               5




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                          Genesis Health Ventures, Inc.
                                 Retirement Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (f)    Investment Income

              Unrealized appreciation (depreciation) is determined periodically for the Stock Fund based on changes in the quoted market value of the Company's common stock (note 3). Unrealized appreciation (depreciation) of the Capital Preservation Fund, Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, and Enhanced Stock Fund is determined based upon quoted market values. Dividends in the Capital Preservation Fund are reinvested. Dividends, interest income, and capital gains (losses) in the U.S. Government Securities Fund, Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, and Enhanced Stock Fund are reinvested. Such amounts are added to or deducted from the participants' accounts based on the terms of the Plan and are treated as net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.


(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (a)    Administrative Expenses

              Administrative expenses incurred in the operation of the Plan are paid by the Plan.

       (b)    Investments

              Investments in the Genesis Stock Fund are valued at their quoted market value. Investments in the Capital Preservation Fund, Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Evergreen Growth & Income Fund, Vanguard Wellington Fund, and Enhanced Stock Fund are valued at the funds' net asset value, which approximates fair value.


(3)    Investments

       A participant may direct contributions in any of the following investment options in increments of 1%:

              Capital Preservation Fund invests primarily in guaranteed investment contracts.

              Janus Fund invests primarily in common stocks of a large number of issuers.

              Janus Worldwide Fund invests primarily in common stocks of foreign and domestic companies.

              Diversified Bond Fund invests in full maturity bonds.



                                                                               6



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                          Genesis Health Ventures, Inc.
                                 Retirement Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998


              Genesis Health Ventures, Inc. Stock Fund invests in common stock of Genesis Health Ventures, Inc.

              Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

              Evergreen Growth & Income Fund invests in small-mid cap equity funds.

              Enhanced Stock Market Fund invests in large cap equity index funds.

       The Stock Fund investments represent 947,935 and 87,594 shares at December 31, 1999 and 1998, respectively, of common stock of the Company. At December 31, 1999 and 1998, the Company stock has been valued at $2.06 and $8.50 per share, respectively, based on the closing trading price listed on the New York Stock Exchange. On June 22, 2000, Genesis Health Ventures, Inc. filed for bankruptcy protection under Chapter XI with the U.S. Bankruptcy Court in Wilmington, Delaware and its stock was delisted from the New York Stock Exchange. The Company's common stock now trades as an over-the-counter (OTC) equity security on the OTC bulletin board (OTCBB) under the symbol GHVIQ. At the close of business on July 7, 2000, the market price of the Company's stock was $0.14 per share.

(4)    Investments

       The following presents the investment balances at December 31, 1999 and 1998:

                                                     1999                 1998
                                                     ----                 ----

   Genesis       Genesis Stock Fund              $ 2,567,018             747,613
   Federated     Capital Preservation Fund*       25,530,359          23,948,812
   Janus         Janus Fund*                      77,930,671          34,791,961
   Janus         Janus Worldwide Fund*            48,046,340          26,553,179
   First Union   Diversified Bond Fund             8,346,045           7,117,207
   Vanguard      Vanguard Wellington Fund          3,391,401             102,810
   Evergreen     Evergreen Growth & Income Fund    1,493,399              53,606
   First Union   Enhanced Stock Market Fund        9,377,135              83,262
                                                ------------          ----------
                                                $176,682,368          93,398,450
                                                ============          ==========

       At the close of business on July 7, 2000, the market value of the Genesis Health Ventures, Inc. common stock was $0.14 per share compared to $2.06 per share at December 31, 1999.

   *Represents 5% or more of the Plan's net assets.



(5)    Federal Income Tax

       The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and thus is a qualified plan for federal income tax purposes. The latest amendment to the Plan for the year ended December 31, 1998, which was effective January 1, 1998, was dated November 11, 1998. The Plan Sponsor believes the Plan, as amended, continues to operate and qualify as designed.

                          Genesis Health Ventures, Inc.
                                 Retirement Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.


(7)    Loan Fund

       Beginning March 1999, loans became an option in the Plan. Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted (Prior plans merged in permitted multiple loans, which were grandfathered into the Plan).


(8)    Reconciliation of Financial Statements to Form 5500

       As of July 7, 2000, the Plan has not yet prepared its Form 5500 for the year ended December 31, 1999.


(9)    Changes in Reporting Requirements

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are no longer required to be presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.


                                                                               8



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                                                                      Schedule 1
                          Genesis Health Ventures, Inc.
                                 Retirement Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999




                                                       Fair or
                                                       contract
Description                                            value

Common stock:
    Genesis Health Ventures, Inc.*                    $  2,567,018

Mutual funds:
    Federated Bank and Trust Capital
            Preservation Fund                           25,530,359

    Janus Fund                                          77,930,671

    Janus Worldwide Fund                                48,046,340

    Diversified Bond Fund                                8,346,045

    Vanguard Wellington Fund                             3,391,401

    Enhanced Stock Fund                                  9,377,135

    Evergreen Growth & Income Fund                       1,493,399

Loans to participants (6.72% - 11.00%)                   4,366,347

Total investments                                     $181,048,715



* At the close of business on July 7, 2000, the market value of the Genesis Health Ventures, Inc. common stock was $0.14 per share compared to $2.06 per share at December 31, 1999. On June 22, 2000, Genesis Health Ventures, Inc. filed for bankruptcy protection under Chapter XI with the U.S. Bankruptcy Court in Wilmington, Delaware and subsequently its stock was delisted from the New York Stock Exchange. The Company's common stock now trades as an over-the-counter (OTC) equity security on the OTC bulletin board (OTCBB) under the symbol GHVIQ.



                                                                               9




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   Genesis Health Ventures, Inc. Retirement Plan



August 31, 2000                     By: /s/ JAMES W. TABAK
                                        ------------------------------------
                                        Senior Vice President,
                                        Human Resources